UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
Name:	Junji Kobayashi
Title:	Senior Manager

Date: May 28, 2019

May 28, 2019

To All

Company name:	ALPS ALPINE CO., LTD.
Representative:	Toshihiro Kuriyama,
Representative Director, President & CEO
(Code no.: 6770, First Section, Tokyo Stock Exchange)
Inquiries to:	Junji Kobayashi, Senior Manager,
Corporate Planning Operations
TEL +81-3-5499-8026 (IR Direct)

Notice Regarding Introduction of Restricted Stock Remuneration Plan

ALPS ALPINE CO., LTD. (the “Company”) hereby announces as follows that at the meeting of the Board of Directors held on May 28, 2019, a resolution was adopted to introduce a restricted stock remuneration plan (the “Plan”).
This matter will be an agenda item at the 86th Ordinary General Meeting of Shareholders to be held on June 21, 2019 (“Meeting of Shareholders”).

Particulars

1. Purpose of the Introduction of the Plan, etc.
(1) Purpose of the Introduction of the Plan
The Plan aims to provide a long-term incentive to the Company’s directors (excluding outside directors and directors who are members of the Audit and Supervisory Committee) (the “Eligible Directors”) to work toward the sustained improvement of the Company’s corporate value while further enhancing value sharing with the Company’s shareholders.

(2) Conditions for the Introduction of the Plan
Since the Plan allows the Company to provide Eligible Directors with monetary claims against the Company (“Monetary Claims”) as remuneration in order to grant them shares with restrictions on transfer, the introduction of the Plan requires the Company to obtain shareholder approval at the meeting of shareholders to provide such remuneration.  The Company notes that it received approval at the 83rd Ordinary General Meeting of Shareholders held on June 23, 2016 to provide to the Company’s directors (excluding directors who are Members of the Audit and Supervisory Committee) annual remuneration of up to 700 million yen (of which annual remuneration per outside director shall be kept to within 10 million yen), exclusive of salaries for directors who are also employees.  The Company also received approval to grant stock options as remuneration within the same scope as described in the previous sentence.  At the Meeting of Shareholders, the Company plans to ask for the approval of its shareholders to enable the Company to grant shares with restrictions on transfer to Eligible Directors as remuneration within the aforementioned remuneration framework.  In the event that the Company obtains shareholder approval, the Company intends to discontinue the current stock option remuneration plan (excluding any options that have already been granted) and to cease granting stock options as remuneration.

2. Outline of the Plan
Eligible Directors will pay the entire amount for the Monetary Claims provided by the Company based on the Plan as assets contributed in kind, and shall receive shares of common stock of the Company, either via a new issuance or via disposal of the Company’s common shares.
The specific timing of the provision and allocation of the Monetary Claims to Eligible Directors will be decided at the meeting of the Board of Directors.
The total amount of the Company’s common shares to be issued or disposed of by the Company in accordance with the Plan will be the same as under the current stock option remuneration plan, namely 200,000 shares or fewer per year (provided, however, that should a share split (including allotment of the Company’s common shares without contribution) or share consolidation of the Company’s common stock occur effective on or after the date of resolution of the Meeting of Shareholders, or in other cases where it is necessary to adjust the total amount of the Company’s common shares to be issued or disposed of as shares with restrictions on transfer, the total amount of such shares shall be adjusted within a reasonable range), and the payment amount per such share shall be decided at the Company’s meeting of the Board of Directors based on the closing price of the Company’s common shares on the Tokyo Stock Exchange on the business day prior to the day the Board of Directors resolves to issue or dispose of the Company’s common shares as shares with restrictions on transfer. (Should transactions not take place on such day, the closing price on the transaction date directly prior to such day shall be used.  Fractional amounts of less than 1 yen shall be rounded up.) Therefore, the price at which shares are awarded will be within a range that is not especially advantageous to the Eligible Directors.
Furthermore, in issuing and disposing of the Company’s common shares based on the Plan (the Company’s common shares so issued or disposed of, the “Shares”), the Company will make it a condition that an agreement on allotting shares with restrictions on transfer shall be executed between the Company and Eligible Directors who are to receive remuneration in shares with restrictions on transfer.  Such agreement shall include provisions providing that, among other things, (1) the Shares shall not be transferred to third parties, pledged as security or disposed of in any other manner for 40 years from the date the Shares were allotted (the “Restrictions on Transfer Period”), and (2) the Company shall obtain the Shares without consideration in certain circumstances.  Eligible Directors will open dedicated accounts at Nomura Securities Co., Ltd., to ensure that the Shares cannot be transferred, pledged as security or disposed of in any other manner during the Restrictions on Transfer Period.  By setting a long Restrictions on Transfer Period of 40 years, effectively not canceling the restrictions on transfer until the Eligible Director retires, the Plan is intended to function as a long-term remuneration incentive.
Apart from the Eligible Directors, the Plan also plans to provide, by resolution of the Board of Directors, corporate officers who are not also directors of the Company with remuneration in the form of shares with restrictions on transfer similar to those provided to Eligible Directors.

This document includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Company’s products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Company, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Company’s business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Company’s main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit; and
(18)	inability or difficulty of realizing synergies or added value by the Business Integration by the integrated group.